SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES ITS IR STRUCTURE

São Paulo, August 12, 2013 – Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas, announces to the market the new structure of its Investor Relations department.

Guilherme A. Mélega, who was Head of the Corporate Controlling and Investor Relations departments of Braskem, leaves the Company as of today.

Roberta Varella, which has served as Investor Relations Manager since 2009, will temporarily report directly to Chief Financial and Investor Relations Officer Mario Augusto da Silva.

Braskem takes this opportunity to reaffirm its commitment to the capital markets and the continuous pursuit of corporate governance best practices and communication excellence, always guided by transparency and the equitable treatment of shareholders and a proactive approach to the needs of investors and analysts.

The team remains available to provide any further clarifications by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Additional contact information follows:

Roberta Varella	Fernando T. de Campos
IR Manager	IR Coordinator
Tel. (55 11) 3576-9266	Tel: (55 11) 3576-9479
roberta.varella@braskem.com	fernando.campos@braskem.com

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9010
daniela.castro@braskem.com	pedro.gomes@braskem.com

For more information go to:
www.braskem.com.br/ri

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.